# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quaker Chemical Corporation, CIK 0000081362
CUSIP: 747316107
Title of class of securities: Common Stock, par value $1.00
Address of issuer's principal executive offices: ONE QUAKER PARK, 901 HECTOR STREET,, CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001144204-19-038899
Filed by CIK 0001783455
Persons authorized to receive notices and communications: Gulf Hungary Holding Korlatolt, Felelossegu Tarsasag, 2 Furj Street, Attention: Judit Rozsa, Budapest, Hungary (K5), 1124, 36-20940-2900; QH Hungary Holdings Limited, BAH Center, 2 Furj Street, Attention: Judit Rozsa, Budapest, Hungary (K5), 1124, 36-20940-2900

## Reporting persons
- Gulf Hungary Holding Korlatolt Felelossegu Tarsasag (CIK 0001783455): type of reporting person: other (OO); citizenship or place of organization: Hungary (K5); source of funds: other (OO); sole voting power 5,017; shared voting power 3,890,095; sole dispositive power 5,017; shared dispositive power 3,890,095; aggregate amount beneficially owned 3,895,112 (21.9% of the class)
  Comment: (1) With respect to the numbers set forth in rows 7, 9 and 11 in the table above, these consist of 5,017 shares of Common Stock of the Issuer ('Shares') beneficially owned by Gulf Hungary Holding Korlatolt Felelossegu Tarsasag (a 'Reporting Person' or 'Gulf Hungary'), which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person's indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).
  
  (2) With respect to the numbers set forth in rows 8, 10 and 11 in the table above, these consist of 3,890,095 Shares owned directly by Gulf Hungary's wholly-owned subsidiary QH Hungary Holdings Limited (also a 'Reporting Person' or 'QH Hungary'), of which:
  
  - 2,123,167 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the 'Margin Loan Custodian') pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);
  
  - 1,260,014 Shares are pledged to Citibank N.A. ('Citibank') and held at Citigroup Global Markets Inc. (the 'Citi PVF Custodian') pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the 'Citi PVF Security Agreement') to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the 'Citi Master Confirmation'), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021 and November 22, 2023 (the 'First Citi Supplemental Confirmation'), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024 and November 22, 2024 (the 'Second Citi Supplemental Confirmation'), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022 and May 22, 2024 (the 'Third Citi Supplemental Confirmation'), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the 'Fourth Citi Supplemental Confirmation'), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the 'Fifth Citi Supplemental Confirmation'), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association ('JPMorgan'), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022, and as further amended on May 22, 2024 (the 'Sixth Citi Supplemental Confirmation'), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 204 (the 'Seventh Citi Supplemental Confirmation'), (viii) Supplemental Confirmation No. 8, dated May 22, 2024 (the 'Eighth Citi Supplemental Confirmation'), and (ix) Supplemental Confirmation No. 9, dated November 22, 2024 (the 'Ninth Citi Supplemental Confirmation'), as further described in Item 6 below.
  
  - 506,914 Shares are pledged to Royal Bank of Canada ('RBC') and held at RBC Capital Markets LLC (the 'RBC PVF Custodian') pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the 'RBC PVF Security Agreement') to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the 'RBC Master Confirmation'), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024 and November 22, 2024 (the 'First RBC Supplemental Confirmation'), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the 'Second RBC Supplemental Confirmation'), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the 'Third RBC Supplemental Confirmation'), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the 'Fourth RBC Supplemental Confirmation'), (v) Supplemental Confirmation No. 5, dated May 22, 2024 (the 'Fifth RBC Supplemental Confirmation'), (vi) Supplemental Confirmation No. 6, dated November 22, 2024 (the 'Sixth RBC Supplemental Confirmation'), as further described in Item 6 below.
  
  (3) With respect to the percentage set forth in row 13 in the table above, this is based upon 17,787,813 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on October 31, 2024.
- QH Hungary Holdings Limited (CIK 0001808660): type of reporting person: other (OO); citizenship or place of organization: Hungary (K5); source of funds: other (OO); sole voting power 0; shared voting power 3,890,095; sole dispositive power 0; shared dispositive power 3,890,095; aggregate amount beneficially owned 3,890,095 (21.9% of the class)
  Comment: (1) With respect to the numbers set forth in rows 8, 10 and 11 in the table above, these consist of 3,890,095 Shares beneficially owned by QH Hungary, of which:
  
  - 2,123,167 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;
  
  - 1,260,014 Shares are pledged to Citibank N.A. ('Citibank') and held at Citigroup Global Markets Inc. (the 'Citi PVF Custodian') pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the 'Citi PVF Security Agreement') to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the 'Citi Master Confirmation'), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021 and November 22, 2023 (the 'First Citi Supplemental Confirmation'), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024 and November 22, 2024 (the 'Second Citi Supplemental Confirmation'), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022 and May 22, 2024 (the 'Third Citi Supplemental Confirmation'), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the 'Fourth Citi Supplemental Confirmation'), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the 'Fifth Citi Supplemental Confirmation'), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association ('JPMorgan'), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 2024 (the 'Sixth Citi Supplemental Confirmation'), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 204 (the 'Seventh Citi Supplemental Confirmation'), (viii) Supplemental Confirmation No. 8, dated May 22, 2024 (the 'Eighth Citi Supplemental Confirmation'), and (ix) Supplemental Confirmation No. 9, dated November 22, 2024 (the 'Ninth Citi Supplemental Confirmation'), as further described in Item 6 below.
  
  - 506,914 Shares are pledged to Royal Bank of Canada ('RBC') and held at RBC Capital Markets LLC (the 'RBC PVF Custodian') pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the 'RBC PVF Security Agreement') to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the 'RBC Master Confirmation'), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024, and November 22, 2024 (the 'First RBC Supplemental Confirmation'), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the 'Second RBC Supplemental Confirmation'), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the 'Third RBC Supplemental Confirmation'), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the 'Fourth RBC Supplemental Confirmation'), (v) Supplemental Confirmation No. 5, dated May 22, 2024 (the 'Fifth RBC Supplemental Confirmation'), (vi) Supplemental Confirmation No. 6, dated November 22, 2024 (the 'Sixth RBC Supplemental Confirmation'), as further described in Item 6 below.
  
  (2) With respect to the percentage set forth in row 13 in the table above, this is based upon 17,787,813 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on October 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00
Name of issuer: Quaker Chemical Corporation
Address of issuer's principal executive offices: ONE QUAKER PARK, 901 HECTOR STREET,, CONSHOHOCKEN, Pennsylvania (PA), 19428

## Item 2. Identity and Background
Name of person filing: For (a) - (e), see Amendment No. 1 to Schedule 13D filed on April 13, 2020.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: For Item 3, see Amendment No. 1 to Schedule 13D filed on April 13, 2020.

## Item 4. Purpose of Transaction
Purpose of transaction:
Introductory Note

This Amendment No. 26 to Schedule 13D (this "Amendment No. 26") amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 13, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020, Amendment No. 4 filed on August 31, 2020, Amendment No. 5 filed on March 11, 2021, Amendment No. 6 filed on May 26, 2022, Amendment No. 7 filed on July 13, 2022, Amendment No. 8 filed on July 18, 2022, Amendment No. 9 filed on July 21, 2022, Amendment No. 10 filed on July 26, 2022, Amendment No. 11 filed on July 29, 2022, Amendment No. 12 filed on August 3, 2022, Amendment No. 13 filed on August 8, 2022, Amendment No. 14 filed on August 11, 2022, Amendment No. 15 filed on August 12, 2022, Amendment No. 16 filed on March 8, 2023, Amendment No. 17 filed on November 27, 2023, Amendment No. 18 filed on May 24, 2024, Amendment No. 19 filed on November 26, 2024, Amendment No. 20 filed on November 27, 2024, Amendment No. 21 filed on December 4, 2024, Amendment No. 22 filed on December 9, 2024, Amendment No. 23 filed on December 12, 2024, Amendment No. 24 filed on December 17, 2024 and Amendment No. 25 filed on December 20, 2024 (together, the "Original Schedule 13D") with the Securities and Exchange Commission (the "SEC").

This Amendment No. 26 is being filed in relation to the settlement of a portion of five existing and previously reported variable prepaid forward sale contracts ("VPFs") (two with Citibank N.A. ("Citibank") and three with the Royal Bank of Canada ("RBC")), by QH Hungary (the "Partial Settlement").

After consummation of the Partial Settlement described above, QH Hungary remained the direct beneficial owner, of a total of 3,890,095 Shares and Gulf Hungary remained the indirect beneficial owner of the same 3,890,095 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 5,017 Shares. All 3,890,095 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 26 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to being amended by the additional information provided for such item in this Amendment No. 26. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 26 relates to the Partial Settlement, the purpose of which is to settle a portion of existing and previously reported prepaid variable share forward transactions with Citibank and RBC by delivering shares of Common Stock, to Citibank and RBC.

On December 23, 2024 and December 26, 2024, QH Hungary settled a portion of five existing and previously reported prepaid variable share forward transactions with Citibank and RBC (each, a "VPF Counter Party") by delivering 3,043 shares of Common Stock and 2,957 shares of Common Stock, to Citibank and RBC, respectively, on each of such dates (delivering an aggregate of 12,000 shares of Common Stock during such two-day period), in order to settle its obligations under the previously reported prepaid variable share forward transactions with each of the respective VPF Counter Parties as of such dates. These shares represented a portion of the total shares underlying the previously reported prepaid variable share forward transactions with Citibank and RBC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) - (b) The information contained on the cover pages to this Amendment No. 26 is incorporated herein by reference. The Shares reported on this Amendment No. 26 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF ("Amas Holding"), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,787,813 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on October 31, 2024, the Shares owned by the Reporting Persons constitutes approximately 21.9% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 26.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 26, is hereby incorporated by reference herein.

On December 23, 2024 and December 26, 2024, QH Hungary effected the Partial Settlement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Gulf Hungary Holding Korlatolt Felelossegu Tarsasag: /s/ Dr. Robert Dennis Partay, Dr. Robert Dennis Partay, Proxy for Michael Kelleher, Managing Director of the Reporting Person (12/26/2024)
- Gulf Hungary Holding Korlatolt Felelossegu Tarsasag: /s/ Judit Rozsa, Judit Rozsa, Managing Director (12/26/2024)
- QH Hungary Holdings Limited: /s/ Dr. Robert Dennis Partay, Dr. Robert Dennis Partay, Proxy for Michael Kelleher, Managing Director of the Reporting Person (12/26/2024)
- QH Hungary Holdings Limited: /s/ Judit Rozsa, Judit Rozsa, Managing Director (12/26/2024)